Contact

www.linkedin.com/in/scott-warner-3724661a5 (LinkedIn)
www.soteriainstitute.org/ (Other)

Top Skills

Artificial Intelligence (AI)
Project Management
Critical Path Method (CPM)

Scott Warner

Secours.ai
Bend, Oregon, United States

Summary

Elevating the Dynamic Data Economy to Empower Healthy Aging through AI-Driven Innovations

A kaleidoscopic career navigating the demanding terrains of real estate development during historical interest peaks to collaborating with directors like James Cameron, and technology companies such as Panavision. He consistently embraced challenges and metamorphosed them into innovative ventures. Now, this odyssey sails through the vast expanse of the digital data economy, AI and digital health to address one of humanity's daunting challenges: the global crisis of dementia.

To this end under Scott Warner's leadership, Secours is pioneering a new dynamic data economy, where data comes to life, echoing the intricate narratives of human experience and innovation, grounded in digital ethics, privacy, and consent. Driving the innovation of AI-driven resilient aging behavior code, the technology understands, learns, and adapts to the evolving needs and challenges of individuals as they age, ensuring they maintain autonomy and quality of life, all while offering a robust support framework to caregivers and loved ones.

Redefining Healthcare with AI-Powered 'Digital Sense of Self™'
Harnessing the prowess of artificial intelligence, Secours is pioneering self-actioning systems that elevate the potential of early molecular and genomic diagnostics, ultimately transforming patient advocacy and reimagining the entire continuum of care. This isn't just a tool – it's a holistic AI ecosystem designed for introspection, nuanced self-analysis, and progressive self-improvement. By enabling individuals to deeply understand and interpret their personal data, the system emboldens them to make enlightened decisions, backed by sovereign insights, particularly crucial for dementia and aging demographics. More than just cutting-edge technology, it's

an AI ally ensuring optimal health, preserving human rights, and championing individual dignity in both the virtual and tangible realms.

Grounded in the ethos of collaborative innovation, Secours.io emerges as the digital heartbeat powering the future of health and safety. Think of it as the 'Intel inside' of the digital health landscape. Seamlessly integrating with a myriad of applications, devices, and services, our tech employs cryptographic methodologies to synchronize endpoint data. This propulsion of AI-centric health solutions, emergency notifications, and SAR stands on a unique trust infrastructure, setting a gold standard for digital ethics and governance.

_____

Experience

Secours.ai
Founder - Chief Executive Officer
November 2019 - Present (4 years 6 months)
Cody, Wyoming, United States, Toronto CA, Geneva Switzerland

Secours is empowering healthcare, patients, and their care partners to make better-informed decisions based on insights from an AI-driven, decentralized trust infrastructure serving the transactional sovereignty to share information from harmonized, accurate data framed by sound data governance bilaterally.

Human Colossus Foundation
Decentralised Semantics Working Group Member
September 2022 - Present (1 year 8 months)

Decentralised Semantics is an exciting new data domain spearheaded by the Human Colossus Foundation (HCF) to enable the structuring of unstructured data with morphologic, semantic, and pragmatic accuracy. It is an essential underpinning of our envisioned Dynamic Data Economy (DDE) and guides tooling development for the DDE Semantic Layer (Layer 1 of the DDE Trust Infrastructure).

Having identified "data harmonisation" as the primary objective of the Semantic Layer, the Foundation has spent the last few years developing a global standard for data capture, Overlays Capture Architecture (OCA), which in terms of simplicity, accuracy, and allocation of resources, promises to significantly enhance the ability to define, manage, and use data. Furthermore, OCA introduces a comprehensive solution to support data validation, transformation, and presentation requirements throughout a data lifecycle, providing critical tooling for capturing the metadata necessary to interpret and preserve the meaning of inputted data.

The Soteria Institute
Board Member - Non Profit
November 2018 - Present (5 years 6 months)
Bend, Oregon

The Soteria Institute is a 501-c-3 whose mission is help develop, inspire and promote public health and safety initiatives in technology and social good.

Trust Over IP Foundation
Inputs and Semantics Working Group Member
May 2020 - September 2022 (2 years 5 months)

The mission of the ISWG was to define a decentralized key management infrastructure (Inputs domain) and data capture architecture (Semantic domain) for Internet-scale deployment.

National Ski Patrol
Sr. Instructor Mountain Rescue & Outdoor Emergency Care
October 2006 - April 2017 (10 years 7 months)
Bend, Oregon, United States

Another day at the office.

Scott Warner Resolutions & Consulting
Resolution Consultant
June 2002 - July 2014 (12 years 2 months)
United States

Assessed, resolved and completed distressed commercial and residential real estate development projects for banks, legal and private clients.

Shockwave Entertainment Inc.
Cofounder - President
March 1991 - November 2001 (10 years 9 months)
Los Angeles, California, United States

Managed major film and television production services. Developed studio/network relationships and strategic alliances. Negotiated project contracts. Managed project schedule development, equipment and facility acquisitions, new technology design, and computer graphic production. Video/Graphics supervisor for director James Cameron, Terminator 2, T2-3D Universal Ride, True Lies, Titanic.

Executed company sale and relocation to Paramount Studios production lot.
Successful exit.

Scott Warner Co.
Production Technician & Consultant
June 1989 - February 1991 (1 year 9 months)
Los Angeles, California, United States

Commercial & Film Production - Video Assist/Graphics Technician and
Consultant on over 150 television commercials and major feature films
including Childs Play 2, Three Men and A Little Lady,

Progressive Equities Inc.
Cofounder - Vice President Development & Construction
January 1978 - November 1988 (10 years 11 months)
Bellevue, Washington, United States

Interfaced with city and county building departments for residential and light
commercial project development approval process. Supervised architectural
design, site engineering and development, and structure construction
throughout the development process. Implemented critical path method for
scheduling to successfully bring projects to completion on time and within
budget expectations. 90% of projects received awards for outstanding
development and architectural design. Successful exit.

———